July 7, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE
Washington, D.C. 20549

Attn: Melissa N. Rocha, Senior Assistant Chief Accountant

RE:	US Ecology, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 2, 2015
Form 10-Q for the Period Ended March 31, 2015
Filed May 4, 2015
File No. 0-11688

Ladies and Gentlemen:

US Ecology, Inc. (“the Company”, “we” or “our”) wishes to respond to the comments raised by the staff (the “Staff”) of the Commission in the letter dated June 24, 2015 from Ms. Melissa N. Rocha to Mr. Eric L. Gerratt, (the “Comment Letter”) with respect to the Company’s Form 10-K for the year ended December 31, 2014 filed on March 2, 2015, and the Company’s Form 10-Q for the quarter ended March 31, 2015 filed on May 4, 2015. The headings and numbered items in this letter correspond to the headings and numbered items in the Comment Letter. For your convenience, each of the comments from the Staff in the Comment Letter is included in this letter in boldface type followed by our response.

Form 10-K for the Year Ended December 31, 2014

Critical Accounting Policies

Disposal Facility Accounting, page 54

1.	Please clarify in your disclosures how you account for the assets and liabilities recorded related to your disposal facilities and corresponding landfills. In this regard, please separately address your accounting for disposal cell development assets and closure and post-closure obligations and the corresponding assumptions and judgments used in your accounting for each of these. Please address the following in your disclosures:

Securities and Exchange Commission
July 7, 2015

•	Disclose the nature of costs included in each of these assets and liabilities, including the types of salary costs capitalized in cell development assets;

•	Disclose when these assets and liabilities are recorded;

•	Disclose how you amortize or accrete each of these amounts, including how you determine the amount that should be amortized or accreted and the significant factors that impact the amount you record each period;

•	Address your consideration of non-permitted airspace, including how this impacts your accounting as well as how you determine when to include non-permitted airspace in your determination of disposal capacity; and

•	Address what impairment considerations are given in regards to these assets recorded.

Response:

We acknowledge the Staff’s comment to clarify in our disclosures how we account for the assets and liabilities recorded related to our disposal facilities and corresponding landfills. In response to the Staff’s comment, beginning with our Form 10-K for the year ending December 31, 2015, we will expand our disclosures in the discussion of our Critical Accounting Policies to include the following disclosure (or substantially similar disclosure):

“Disposal Facility Accounting

We amortize landfill and disposal assets and certain related permits over their estimated useful lives. The units-of-consumption method is used to amortize landfill cell construction and development costs and asset retirement costs. Under the units-of-consumption method, we include costs incurred to date as well as future estimated construction costs in the amortization base of the landfill assets. Additionally, where appropriate, as discussed below, we also include probable expansion airspace that has yet to be permitted in the calculation of the total remaining useful life of the landfill. If we determine that expansion capacity should no longer be considered in calculating the total remaining useful life of a landfill asset, we may be required to recognize an asset impairment or incur significantly higher amortization expense over the remaining estimated useful life of the landfill asset. If at any time we make the decision to abandon the expansion effort, the capitalized costs related to the expansion effort would be expensed in the period of abandonment.

Our landfill assets and liabilities fall into the following two categories, each of which require accounting judgments and estimates:

•	Landfill assets comprised of capitalized landfill development costs.

•	Disposal facility retirement obligations relating to our capping, closure and post-closure liabilities that result in corresponding retirement assets.

Securities and Exchange Commission
July 7, 2015

Landfill Assets

Landfill assets include the costs of landfill site acquisition, permits and cell design and construction incurred to date.

To develop, construct and operate a landfill, we must obtain permits from various regulatory agencies at the local, state and federal levels. The permitting process requires an initial site study to determine whether the location is feasible for landfill operations. The initial studies are reviewed by our environmental management group and then submitted to the regulatory agencies for approval. During the development stage we capitalize certain costs that we incur after site selection but before the receipt of all required permits if we believe that it is probable that the site will be permitted.

Upon receipt of regulatory approval, technical landfill designs are prepared. The technical designs, which include the detailed specifications to develop and construct all components of the landfill including the types and quantities of materials that will be required, are reviewed by our environmental management group. The technical designs are submitted to the regulatory agencies for approval. Upon approval of the technical designs, the regulatory agencies issue permits to develop and operate the landfill.

The types of costs that are detailed in the technical design specifications generally include excavation, natural and synthetic liners, construction of leachate collection systems, installation of groundwater monitoring wells, construction of leachate management facilities and other costs associated with the development of the site. We review the adequacy of our cost estimates at least annually. These development costs, together with any costs incurred to acquire, design and permit the landfill, including capitalized interest and personnel costs of employees directly associated with the landfill design, are recorded to the landfill asset on the balance sheet as incurred.

To match the expense related to the landfill asset with the revenue generated by the landfill operations, we amortize the landfill asset on a units of consumption basis over its operating life, typically on a cubic yard or cubic meter of disposal space consumed. The landfill asset is fully amortized at the end of a landfill’s operating life. The per-unit amortization rate is calculated by dividing the sum of the landfill asset net book value plus estimated future development costs (as described above) for the landfill, by the landfill’s estimated remaining disposal capacity. Amortization rates are influenced by the original cost basis of the landfill, including acquisition costs, which in turn is determined by geographic location and market values. We have secured significant landfill assets through business acquisitions and valued them at the time of acquisition based on fair value.

Included in the technical designs are factors that determine the ultimate disposal capacity of the landfill. These factors include the area over which the landfill will be developed, such as the depth of excavation, the height of the landfill elevation and the angle of the side-slope construction. Landfill capacity used in the determination of amortization rates of our landfill assets includes both permitted and unpermitted disposal capacity. Unpermitted disposal capacity is included when management believes achieving final regulatory approval is probable based on our analysis of site conditions and interactions with applicable regulatory agencies.

Securities and Exchange Commission
July 7, 2015

We review the estimates of future development costs and remaining disposal capacity for each landfill at least annually. These costs and disposal capacity estimates are developed using input from independent engineers and internal technical and accounting managers and are reviewed and approved by senior operations management annually. Any changes in future estimated costs or estimated disposal capacity are reflected prospectively in the landfill amortization rates.

We assess our long-lived landfill assets for impairment when an event occurs or circumstances change that indicate the carrying amount may not be recoverable. Examples of events or circumstances that may indicate impairment of any of our landfill assets include, but are not limited to, the following:

•	Changes in legislative or regulatory requirements impacting the landfill site permitting process making it more difficult and costly to obtain and/or maintain a landfill permit;

•	Actions by neighboring parties, private citizen groups or others to oppose our efforts to obtain, maintain or expand permits, which could result in denial, revocation or suspension of a permit and adversely impact the economic viability of the landfill. As a result of opposition to our obtaining a permit, improved technical information as a project progresses, or changes in the anticipated economics associated with a project, we may decide to reduce the scope of, or abandon, a project, which could result in an asset impairment; and

•	Unexpected significant increases in estimated costs or reductions in disposal capacity that affect the ongoing economic viability of the landfill.

Disposal Facility Retirement Obligations

Disposal facility retirement obligations include the cost to close, maintain and monitor disposal cells and support facilities. As individual landfill cells reach capacity, we must cap and close the cells in accordance with the site permit. These capping and closure requirements are detailed in the technical design of the landfill. After the entire landfill cell has reached capacity and is certified closed, we must continue to maintain and monitor the site for a post-closure period, which generally extends for 30 years. Costs associated with closure and post-closure requirements generally include maintenance of the site and groundwater systems, and other activities that occur after the site has ceased accepting waste. Costs associated with post-closure monitoring generally include groundwater sampling, analysis and statistical reports, transportation and disposal of leachate, and erosion control costs related to the final cap.

We record our disposal facility retirement obligations as a liability in the period in which the landfill is placed into service and waste is initially disposed in the landfill. Retirement obligations are increased each year to reflect the passage of time by accreting the balance at the weighted average credit-adjusted risk-free rate that is used to calculate the recorded liability, with accretion charged to operating expenses. Actual cash expenditures to perform closure and post-closure activities reduce the retirement obligation liabilities as incurred. After initial measurement, asset retirement obligations are adjusted at the end of each period to reflect changes, if any, in the estimated future cash flows underlying the obligation. Disposal facility retirement assets are capitalized as the related disposal facility retirement obligations are incurred. Disposal facility retirement assets are amortized on a units-of-consumption basis as the disposal capacity is consumed.

Securities and Exchange Commission
July 7, 2015

Our disposal facility retirement obligations represent the present value of current cost estimates to close, maintain and monitor landfills and support facilities as described above. Cost estimates are developed using input from independent engineers and internal technical and accounting managers as well as our interpretation of current requirements, and are intended to approximate fair value. We estimate the timing of future payments based on expected annual disposal airspace consumption and then inflate the current cost estimate by an inflation rate, estimated at December 31, 2015 to be X.X%. Inflated current costs are then discounted using our credit-adjusted risk-free interest rate, which approximates our incremental borrowing rate in effect at the time the obligation is established or when there are upward revisions to our estimated closure and post-closure costs. Our weighted-average credit-adjusted risk-free interest rate at December 31, 2015 was approximately X.X%. Final closure and post-closure obligations are currently estimated as being paid through the year 21XX. During 2015, we updated several assumptions, including the estimated cost of closing our disposal cells. These updates resulted in a net increase to our closure/post-closure obligation of $X.X million, comprised of an increase of $X.X million in retirement assets and $XX,000 recorded as a charge to other direct costs.

We update our estimates of future capping, closure and post-closure costs and of future disposal capacity for each landfill on an annual basis. Changes in inflation rates or the estimated costs, timing or extent of the required future activities to close, maintain and monitor landfills and facilities result in both: (i) a current adjustment to the recorded liability and related asset and (ii) a change in accretion and amortization rates which are applied prospectively over the remaining life of the asset. A hypothetical 1% increase in the inflation rate would increase our closure/post-closure obligation by $XX.X million. A hypothetical 10% increase in our cost estimates would increase our closure/post-closure obligation by $X.X million.”

2.	Your disclosures on page 6 state that the useful economic lives of your six landfills include approximately 32.8 million cubic yards of remaining capacity which includes permitted and unpermitted airspace. Please better clarify in your disclosures how this reconciles to the table provided on page 30 which indicates that the entire 32.8 million cubic yards is permitted airspace.

Response:

We acknowledge the Staff’s comment regarding disclosures on page 6 concerning landfill capacity used in the calculation of the estimated useful economic lives of our landfills and the tabular presentation of landfill capacity on page 30. We note that our narrative disclosure on page 6, as presented, may have been unclear with regard to the total amount of landfill capacity used in the calculation of the estimated useful economic lives of our landfills. Our intention was to disclose that, as of December 31, 2014, the estimate of the useful economic lives of our six landfills included 32.8 million of permitted airspace and 18.1 million of unpermitted airspace.

Securities and Exchange Commission
July 7, 2015

Beginning with our Form 10-K for the year ending December 31, 2015, we will modify our disclosure in Item 1. Business to clarify the total capacity used in the calculation of the estimated useful economic lives of our landfills as follows (or substantially similar disclosure):

“As of December 31, 2015, the capacity used in the calculation of the useful economic lives of our six landfills includes approximately XX.X million cubic yards of remaining permitted airspace capacity and approximately XX.X million cubic yards of additional unpermitted airspace capacity included in the footprints of these landfills. We believe it is probable that this unpermitted airspace capacity will be permitted in the future based on our analysis of site conditions, past regulatory approvals on adjacent property, and our interactions with regulators on applicable regulations, although there can be no assurance that any unpermitted additional airspace capacity will be permitted in the future.”

Financial Statements

Notes to the Financial Statements

Note 4. Business Combinations

EQ Holdings, Inc., page 74

3.	You recorded $138.6 million of permits and licenses in your acquisition of EQ Holdings, Inc., of which $89.6 million is being amortized over 45 years and the remaining amounts appear to have indefinite useful lives. Please help us better understand how you determined the appropriate useful lives of these assets pursuant to ASC 350-30-35-1 through 35-4 and your method of amortization pursuant to ASC 350-30-35-6. If these intangible assets or other intangible assets are subject to renewal and extension terms, please provide the additional disclosures for intangible assets with renewal or extension terms required by ASC 350-30-50.

Response:

We acknowledge the Staff’s request to help the Staff better understand how we determined the appropriate useful lives of $138.6 million of permits and licenses recorded in connection with the acquisition of EQ Holdings, Inc. pursuant to ASC 350-30-35-1 through 35-4, our method of amortization pursuant to ASC 350-30-35-6, and the request that, if applicable, we provide the additional disclosures for intangible assets with renewal or extension terms required by ASC 350-30-50.

Determination of Lives (Indefinite)

We reviewed the guidance in ASC 350-30-35-1 through 35-4 at the time of acquisition and determined that certain acquired permit and license intangible assets met the criteria for indefinite life. These permits and licenses with an indefinite life relate entirely to the collective waste treatment permits of the acquired treatment and recycling facilities and the acquired field services business. These facilities and businesses provide waste treatment and handling services only and are not associated with, or dependent upon, any particular disposal facility that may have a finite life. We considered the following criteria in our determination of an indefinite useful life:

Securities and Exchange Commission
July 7, 2015

a. The expected use of the asset by the entity.

We anticipate that the permits and licenses directly tied to the collection and treatment of waste through our treatment facilities will continue to be used in their current capacity for the long-term foreseeable future as these permits and licenses are the basis for our waste treatment business. These assets are not dependent on other asset groups that may have a finite life. We do not currently have any intention to market or sell any of these newly acquired permits and licenses. We expect to generate cash flows from the permits and licenses into the foreseeable future and we do not currently have any operational or strategic initiatives in place that would directly or indirectly limit the period over which we expect to receive future cash flows.

b. The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate.

See response to a. above.

c. Any legal, regulatory, or contractual provisions that may limit the useful life.

We have not identified and are not aware of any legal, regulatory or contractual provisions that may limit the useful life of these permits and licenses. The sites’ treatment permits and licenses have been renewed regularly since each of the facilities began operations. We plan to indefinitely renew all acquired permits and licenses. Therefore, there is no legal regulation or contractual limitation on the useful lives of these permits and licenses.

d. The entity’s own historical experience in renewing or extending similar arrangements, consistent with the intended use of the asset by the entity, regardless of whether those arrangements have explicit renewal or extension provisions. In the absence of that experience, the entity shall consider the assumptions that market participants would use about renewal or extension consistent with the highest and best use of the asset by market participants, adjusted for entity-specific factors in this paragraph.

The sites’ treatment permits and licenses have been renewed regularly since each of the facilities began operations dating back to 1957. We believe that operating the facilities under these treatment permits and licenses is clearly the highest and best use of the facilities and that they could not be practically used for any other purpose. We believe the assumptions that market participants would use with regard to our renewal or extension of the permits and licenses would be consistent with this view.

e. The effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels).

Securities and Exchange Commission
July 7, 2015

Environmental concerns are increasingly getting more attention from the Federal, State and Provincial governments and citizens of the United States and Canada. The technology for the physical treatment of industrial waste prior to disposal has been in place for decades and we believe it is unlikely that a new, widely accepted replacement technology will be deployed in the foreseeable future.

f. The level of maintenance expenditures required to obtain the expected future cash flows from the asset (for example, a material level of required maintenance in relation to the carrying amount of the asset may suggest a very limited useful life). As in determining the useful life of depreciable tangible assets, regular maintenance may be assumed but enhancements may not.

Significant maintenance expenditures are not required to maintain future cash flows. We believe that routine maintenance capital expenditures and standard permit renewals are sufficient to extend the cash flows of the facilities for the long-term foreseeable future. As discussed previously, the sites’ treatment permits and licenses have been renewed regularly since each of the facilities began operations dating back to 1957, and we plan to indefinitely renew these acquired permits and licenses.

Based on the consideration of all the factors outlined above and the lack of legal, regulatory, contractual, competitive or economic factors that would limit the useful life of these permits and licenses, our expected use of the acquired permits and licenses and their ability to contribute future cash flows, and our demonstrated history of renewing treatment permits and licenses, we believe it is appropriate to assign an indefinite useful life to these permits and licenses.

Determination of Lives (45 Years)

We reviewed the guidance in ASC 350-30-35-1 through 35-4 at the time of acquisition and determined that certain acquired permit and license intangible assets met the criteria for a useful life of 45 years. These permits and licenses with a 45 year useful life relate entirely to the collective waste treatment and landfill disposal permits and licenses of the acquired disposal facility in Belleville, Michigan. We considered the following criteria in our determination of a 45 year useful life:

a. The expected use of the asset by the entity.

We anticipate that the permits and licenses directly tied to the processing of the waste through the treatment facility and disposed in the landfill will be directly used for the remaining duration of the landfill which was estimated at a useful life of 45 years based on permitted capacity and estimated utilization rates at the time of the acquisition. Further, the income approach was used to measure the fair value of the permits and licenses and the period of expected cash flows used to measure the fair value of the permits and licenses was consistent with a useful life of 45 years.

b. The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate.

See response to a. above.

Securities and Exchange Commission
July 7, 2015

c. Any legal, regulatory, or contractual provisions that may limit the useful life.

We have not identified and are not aware of any legal, regulatory or contractual provisions that may limit the useful life of these permits and licenses. The site’s treatment and disposal permits and licenses have been renewed regularly since the facility began operations in 1957 and began disposing of waste in the onsite landfill in 1969. We plan to renew all acquired permits and licenses until they are no longer required to be maintained. Therefore, we believe there is no legal regulation or contractual limitation on the useful lives of these permits and licenses. The only currently known limit to the life of the permits and licenses is the estimated useful life of the related landfill.

d. The entity’s own historical experience in renewing or extending similar arrangements, consistent with the intended use of the asset by the entity, regardless of whether those arrangements have explicit renewal or extension provisions. In the absence of that experience, the entity shall consider the assumptions that market participants would use about renewal or extension consistent with the highest and best use of the asset by market participants, adjusted for entity-specific factors in this paragraph.

The site’s treatment and disposal permits and licenses have been renewed regularly since the facility began operations in 1957 and began disposing of waste in the onsite landfill in 1969. We believe that operating the facility under these treatment and disposal permits and licenses is clearly the highest and best use of the facility and that it could not practically be used for any other purpose. We believe assumptions that market participants would use with regard to the renewal or extension of the permits and licenses would be consistent with this view.

e. The effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels).

Environmental concerns are increasingly getting more attention from the Federal, State and Provincial governments and citizens of the United States and Canada. The technology for the physical treatment of industrial waste prior to disposal has been in place for decades and we believe it is unlikely that a new, widely accepted replacement technology will be deployed in the foreseeable future.

f. The level of maintenance expenditures required to obtain the expected future cash flows from the asset (for example, a material level of required maintenance in relation to the carrying amount of the asset may suggest a very limited useful life). As in determining the useful life of depreciable tangible assets, regular maintenance may be assumed but enhancements may not.

Significant maintenance expenditures are not required to maintain this facility. However, ongoing landfill construction activities will be required in future years to fully achieve the estimated permitted disposal capacity. This activity is normal and customary to the business of owning and operating landfills and costs are typically not significant in any given year relative to the cash flow generated. As discussed previously, the site’s treatment permits and licenses have been renewed regularly since the facility began operations in 1957 and began disposing of waste in the onsite landfill in 1969. We plan to renew all acquired permits and licenses until they are no longer required to be maintained.

Securities and Exchange Commission
July 7, 2015

Based on the consideration of all the factors outlined above and the lack of legal, regulatory, contractual, competitive or economic factors that would limit the useful life of these permits and licenses, we believe that the appropriate estimated useful life for the Belleville, Michigan landfill permits and licenses should be equal to the estimated life of the landfill, or 45 years, based primarily on the fact that this is the term over which the intangible asset is expected to be used by the Company.

Method of Amortization

We reviewed the guidance in ASC 350-30-35-6 at the time of acquisition in determining our method of amortization of certain acquired permits and licenses with an indefinite life and certain acquired permits and licenses with an estimated useful life of 45 years. Per ASC 350-30-35-6, a recognized intangible asset shall be amortized over its useful life to the reporting entity unless that life is determined to be indefinite. If an intangible asset has a finite useful life, but the precise length of that life is not known, that intangible asset shall be amortized over the best estimate of its useful life. The method of amortization shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. If that pattern cannot be reliably determined, a straight-line amortization method shall be used.

We are not amortizing our permits and licenses with an indefinite life, consistent with the guidance above. As noted above, our permits and licenses with a useful life of 45 years relate entirely to the collective waste treatment and disposal permits and licenses of the acquired landfill in Belleville, Michigan. We believe it is appropriate to amortize the collective waste treatment and disposal permits and licenses on a straight-line basis as the permits and licenses provide economic benefits over a length of time and that length of time will extend to the useful life of the landfill (45 years) as the permits and licenses are renewed regularly.

Renewal and Extension Terms

As certain of our permits and licenses intangible assets are subject to renewal and extension terms, we confirm that future filings will be revised to include the additional disclosures for intangible assets with renewal or extension terms required by ASC 350-30-50. Beginning with our Form 10-K for the year ending December 31, 2015, we will expand our Intangible Assets disclosures in our Summary of Significant Accounting Policies as follows (or substantially similar disclosure):

“Our acquired permits and licenses generally have renewal terms of approximately X years. We have a history of renewing these permits and licenses as demonstrated by the fact that each of the sites’ treatment permits and licenses have been renewed regularly since the facility began operations. We intend to continue to renew our permits and licenses as they come up for renewal for the foreseeable future. Costs incurred to renew or extend the term of our permits and licenses are recorded in Selling, general and administrative expenses in our Consolidated Statements of Operations.”

Securities and Exchange Commission
July 7, 2015

Note 18. Segment Reporting, page 95

4.	Your currently present two categories of service offerings which are treatment & disposal and services. Subsequent to your acquisition of EQ Holdings, Inc., we note that services revenues increased significantly. Specifically, services revenue represented approximately 46% of your total revenues for the three months ended March 31, 2015 compared to approximately 15% of your total revenues for the three months ended March 31, 2014. In addition, your descriptions of your current segments indicate that the types of services have also increased subsequent to this acquisition. In this regard, please tell us what consideration you gave to providing more disaggregated financial information for services revenues pursuant to ASC 280-10-50-40.

Response:

We acknowledge the Staff’s comments relating to the increase in service revenues and our consideration of providing more disaggregated financial information for service revenues as required by ASC 280-10-50-40. We note that, prior to the acquisition of EQ Holdings, Inc., our service-related revenues consisted entirely of waste transportation services and were reported as “Transportation Services” revenue. Subsequent to the acquisition of EQ Holdings, Inc. and the resulting redefinition of our reportable segments, we began reporting transportation service revenues within “Services” revenue for our Environmental Services and Field & Industrial Services segments. However, as the Staff notes in its comments, “Services” revenue for our Field & Industrial Services segment also contains revenues from industrial cleaning, waste management, remediation and other services resulting in a significant increase in service revenues as a percentage of total sales.

In response to the Staff’s comments, beginning with our Form 10-Q for the quarter ending June 30, 2015, we will enhance our segment disclosure to present our service revenues at a more disaggregated level in accordance with ASC 280-10-50-40 and include separate categories within “Services Revenue” for each material service as follows (or substantially similar disclosure):

Securities and Exchange Commission
July 7, 2015

[APPROPRIATE PERIOD/COMPARATIVE PERIOD]
$s in thousands	Environmental Services	Field & Industrial Services	Corporate	Total
Treatment & Disposal Revenue	$ XX,XXX	$–	$–	$ XX,XXX
Services Revenue:
Transportation and Logistics (1)	XX,XXX	XX,XXX	–	XX,XXX
Industrial Cleaning (2)	–	XX,XXX	–	XX,XXX
Managed Services (3)	–	XX,XXX	–	XX,XXX
Remediation (4)	–	XX,XXX	–	XX,XXX
Other (5)	–	XX,XXX	–	XX,XXX
Total Revenue	$ XX,XXX	$ XX,XXX	$–	$ XX,XXX

Depreciation, amortization and accretion	$ XX,XXX	$ XX,XXX	$ XX,XXX	$ XX,XXX
Capital expenditures	$ XX,XXX	$ XX,XXX	$ XX,XXX	$ XX,XXX
Total assets	$ XX,XXX	$ XX,XXX	$ XX,XXX	$ XX,XXX

________________________________________

(1) Includes such services as collection, transportation and disposal of non-hazardous and hazardous waste. Prior to the acquisition of EQ on June 17, 2014, services within Environmental Services included transportation services.

(2) Includes such services as industrial cleaning and maintenance for utilities, refineries, chemical plants, pulp and paper mills, steel and automotive plants, and refinery services such as tank cleaning, centrifuge and temporary storage.

(3) Includes such services as Total Waste Management ("TWM") programs, retail services, laboratory packing and Household Hazardous Waste ("HHW") collection.

(4) Includes such services as site assessment, onsite treatment, project management and remedial action planning and execution.

(5) Includes such services as emergency response and marine.

Form 10-Q for the Period Ended March 31, 2015

Liquidity and Capital Resources

Operating Activities, page 28

5.	Your days sales outstanding has increased from 73 days at March 31, 2014 to 77 days at December 31, 2014 and then to 82 days at March 31, 2015. You disclose that waste management services provided by your new Field & Industrial Services segment have a longer payment cycle than waste treatment and disposal services. It appears that this new segment was created due to the acquisition of EQ Holdings, Inc. which occurred in June 2014. Given the time that has passed since the acquisition, please help us understand why there continues to be an increase in this measure. In addition, please address what consideration was given to this increase in determining your allowance for doubtful accounts which we note has remained under $1 million and less than 1% of total gross receivables at December 31, 2014 and March 31, 2015. Refer to ASC 310-10-35-7 through 35-11.

Securities and Exchange Commission
July 7, 2015

Response:

We acknowledge the Staff’s comment regarding the increase in days sales outstanding (“DSO”) from 77 days at December 31, 2014 to 82 days at March 31, 2015. As disclosed on page 17 of the our Form 10-K for the year ended December 31, 2014, seasonal fluctuations due to weather and budgetary cycles can influence the timing of customer payment for our services. Typically, in the first quarter of each calendar year there is less demand for our services due to weather conditions.

We calculate our DSO measure on a quarterly basis as follows: Accounts Receivable at Quarter End (Net of Change in Deferred Revenue) divided by Quarter to Date Revenue multiplied by Days in Quarter. Consistent with our seasonality disclosure, we note that total revenue used in the calculation of DSO was $136.7 million for the first quarter ended March 31, 2015, historically our slowest quarter, while total revenue used in the calculation of DSO was $157.2 million for the fourth quarter ended December 31, 2014. While outstanding accounts receivable (after consideration of deferred revenue) also decreased from December 31, 2014 to March 31, 2015, the decrease was not at the same rate as the decrease in revenue over the same time frame, resulting in what we believe to be a temporary increase in the DSO measure. In future filings, management will enhance disclosures on the impact of seasonality, if any, on the DSO measure for the periods presented.

In accordance with ASC 310-10-35-7 through 35-11, we accrue losses from uncollectible accounts receivable when information indicates that the loss is probable and the loss can be reasonably measured. These losses are recorded as a valuation allowance for doubtful accounts against our gross outstanding accounts receivable. Our allowance for doubtful accounts is periodically evaluated and adjusted to reflect our collection history and an analysis of the accounts receivable aging, including the DSO measure. As documented above, during our analysis we considered the increase in DSO at March 31, 2015 compared to December 31, 2014 to be seasonal in nature and not indicative of a larger overall trend in the collectability of our receivables therefore we did not adjust our allowance for doubtful accounts based directly on this specific measure. We will continue to monitor expected versus actual trends in our DSO measure as part of our periodic evaluation of our allowance for doubtful accounts and will, if necessary, adjust our allowance accordingly.

In addition, US Ecology, Inc. acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
July 7, 2015

We appreciate the opportunity to respond to your comments. If you have any questions or require additional information regarding our responses, please feel free to contact me at 208-331-8400.

Sincerely,

/s/ Eric L. Gerratt

Eric L. Gerratt

Executive Vice President, Chief Financial Officer and Treasurer

Cc:	Jeffrey R. Feeler, Chairman, President and Chief Executive Officer
Stephen Leitzell, Dechert LLP
Allan Hall, Deloitte & Touche LLP